
collaborate
anticipate
create

QUALCOMM


anticipate
create
anticipate
collaborate
collaborate
create

anticipate

We foresee the needs of the wireless market and act in advance to meet those needs—a key to Qualcomm's long-term leadership in

create

We invent new technologies that make wireless communications more effective and useful—the driving passion behind Qualcomm since its inception in 1985.

Our business continues to be a primary engine for the growth of the wireless industry.

And we're helping to redefine the ways people interact with the world.

collaborate

We work together with our partners to overcome obstacles and create market opportunities—a cornerstone of Qualcomm's inclusive approach to conducting business.

invigorate

We promote healthy competition and stimulate industry growth—the effect Qualcomm has on the wireless ecosystem worldwide.

A force for change.



anticipate

Envisioning what comes next, Qualcomm is continuously transforming the mobile experience, and we've only just begun.

More than two decades ago, we opened the door for many new companies to enter the market by sharing our inventions and **CREATING** an ever-evolving technology roadmap. We followed up with a ground-breaking technology platform that energized mobile software developers worldwide.

As operators choose their technologies for next-generation networks, Qualcomm is enabling the transition with industry-leading chipset solutions and support services that effectively complement existing CDMA2000® and WCDMA/HSPA deployments, and our success in the development and commercialization of OFDM/A gives us a significant advantage in commercializing next-generation technologies.

Regardless of the path operators choose as they seek to grow and evolve, Qualcomm is leading the industry in the convergence of multiple radio access technologies for advanced networks and devices. By **ANTICIPATING** new possibilities, and enabling new partners, we continue to make wireless technologies more useful, personal, affordable and accessible to people everywhere.

▼ anticipate

Qualcomm is a leader in the innovation and execution of wireless technology. We have enabled many new market entrants and have continued to deliver leading technologies that go beyond

Driven by a relentless passion for innovation, Qualcomm engineers have developed many breakthroughs in wireless communications.

One of our early goals was to make the use of our proprietary CDMA technology widespread throughout the world and we have succeeded in that endeavor. Today there are over 530 million 3G CDMA subscribers worldwide.*

We opened the door to mobile location-based services with gpsOne™-enabled chipsets. Our gpsOne technology has been incorporated into more than 300 million wireless devices.**

We were first to provide a wireless solution featuring a fully integrated low-power GPS baseband with RF capabilities.

*Source: Wireless Knowledge, November 2007.

**As of November 2007.



create

Qualcomm serves the global wireless industry by inventing breakthrough technologies that are bringing the world's most advanced and personal mobile devices and services to life.

We delivered the world's first 3G single-chip solutions that integrate the radio transceiver, baseband modem, power management device and multimedia engines into a single chip.

We were first to commercialize a chipset solution for HSDPA and HSUPA.

We were first to make a phone call on a 3G chip manufactured with 45 nanometer (nm) process technology.

We were first to deliver GHz processing performance integrated with 3G connectivity with our Snapdragon™ platform, adding expanded functionality to next generations of electronics from gaming/portable entertainment devices to pocket computers and beyond.



▼ create

For more than 20 years, Qualcomm has invested significantly in R&D, which has resulted in thousands of innovative ideas, methods and products that are changing the wireless world.



collaborate

Through our inclusive approach to partnership, ongoing investments in next-generation technologies and support for open standards, Qualcomm promotes industry competition and market growth.

Relationships that empower.

Qualcomm pioneered a new business model that enables wireless vendors and operators to bring infrastructure, test equipment and mobile devices to market more quickly and at lower costs. We offer an open and fair licensing model that enables all interested companies—including our competitors—to benefit from our ideas and contribute to the growth of our industry.

To assist our partners in achieving business goals, our expert global development consultants collaborate closely with companies throughout the wireless value chain. Our extensive engineering resources are dedicated to tailoring solutions that address specific market needs. As part of this ongoing effort, our teams provide a wide range of critical support activities ranging from product development, commercialization and testing to network deployment and optimization.

Qualcomm has one of the most widely licensed intellectual property portfolio in the wireless industry. Today our company licenses to more than 140 manufacturers of wireless devices and infrastructure equipment worldwide, ranging from entrepreneurial start-up companies to virtually every major global brand. More than 430 wireless network operators worldwide rely on technology innovated by Qualcomm to power their networks and differentiate the devices and services they offer.

▼ collaborate

Qualcomm has developed a range of fully integrated solutions and services that enable manufacturers to capitalize on market demand for diverse products and services, and improve time to market and manage costs, while delivering the functionality that operators and consumers want.



invigorate

We offer a variety of groundbreaking products and services that enable software and content developers to fuel the surging demand for compelling and useful mobile applications and content.



Qualcomm CDMA Technologies continues to redefine wireless mobility as a **GLOBAL LEADER** in the development and manufacture of state-of-the-art chipsets, system software, development tools and products.

Our revolutionary mobile TV platform developed by MediaFLO Technologies is now commercially available through MediaFLO USA, Inc. Offered in partnership with major carriers, MediaFLO USA's FLO TV service, featuring the **WORLD'S BEST ENTERTAINMENT** brands, is currently available in more than 50 major metropolitan areas in the United States and growing.

Qualcomm Government Technologies puts **MISSION-CRITICAL TOOLS** into the hands of federal, state and local government emergency first responders, enabling them to access and share information anywhere at anytime.

Qualcomm Enterprise Services makes businesses of all descriptions **MORE EFFICIENT AND COMPETITIVE** with technologies and services that leverage wireless to support applications, including mobile work force management and advanced machine-to-machine communications.

▶ Our user-interface solutions and application development tools help ensure a steady flow of highly personalized multimedia information and entertainment services to mobile users worldwide.


Dr. Paul E. Jacobs, CEO | S
Technology
made personal

A message from leadership

We are executing on our current and long-term strategies and our success is clearly reflected in our financial results.

There are many exciting developments throughout the wireless industry today, and Qualcomm technologies, employees and partners play central roles in the expanding opportunities. Our company continues to drive the future of mobility. We are continually enhancing our technology leadership and looking beyond traditional products and services to find new ways for mobile devices, networks and services to improve the lives of people around the world.

The market is strong

We are pleased to report that the global wireless ecosystem we serve had another tremendous year and is continuing to grow at a rapid pace. There are more than 530 million subscribers worldwide to the 3G CDMA networks enabled by Qualcomm products and technologies. Qualcomm-enabled networks continue to attract new users throughout the world and our technology roadmap provides a strong evolutionary path for both CDMA2000 and WCDMA networks.

In leading markets such as the United States, Europe, Japan and South Korea, we continue to see strong demand for high-end devices featuring increased display size, 3-D graphics, expanding multimedia capabilities, multi-megapixel cameras, more memory and greater processing power. Steady growth remains in other key regions of the world as more operators opt to provide their users with high-speed data capabilities made possible by EV-DO revisions for CDMA2000 networks and by HSDPA deployments in the WCDMA space.

The CDMA Development Group reports that more than 35 new operators launched CDMA2000 networks in 2007 and low-priced, multi-featured phones are key growth drivers. Much of this growth is taking place in emerging markets where declining handset prices and increasing data capabilities are fueling demand.

Our strong and ongoing commitment to Research and Development (R&D) helps ensure that wireless users have a steady flow of new devices and compelling mobile broadband services to choose from. Network operators are seeing significant increases in revenues as consumers and enterprises buy new mobile phones and wireless-enabled laptops, download applications and sign up for new services.

We are executing well

We continue to successfully execute on our current and long-term strategies, and these efforts are clearly reflected in every Qualcomm operating division.

Qualcomm CDMA Technologies (QCT) continues to set records with chipset shipments. Thanks to QCT's excellent efforts, iSuppli named Qualcomm the world's top supplier of semiconductors for wireless applications. We recently strengthened our leadership position in wireless semiconductor process technology by powering the world's first 3G handsets based on 65-nanometer chips.

Among the many new products introduced this year are a low-cost single-chip solution for manufacturers of EV-DO Rev. A devices and Gobi™, an embedded global mobile Internet and GPS solution for today's notebook computers. Our new Snapdragon platform is designed to take consumer electronics to the next level including the enabling of a whole new class of "pocket devices" with a wide range of applications and tremendous market potential.

MediaFLO USA service is now available in more than 50 cities in the United States, and we remain excited about potential MediaFLO technology expansion into international markets. MediaFLO recently won the "Best TV and Video Service" award by the European Mobile Entertainment Forum, further validating FLO technology as a globally recognized open standard that provides the mass market with cost-effective, high-quality multimedia content.

Our BREW business also made significant strides this year, gaining traction in WCDMA markets and supporting exciting new services. Warner Music Group is now using our comprehensive uiOne™ offering to deliver highly personalized over-the-air downloadable artist themes to their mobile customers. And Major League Baseball (MLB) became the first customer for our BREW BrandXtend™ Signature Solution, enabling fans to download baseball content to their phones directly from the MLB Web site. With Hutchison H3G, we recently launched a low-cost Skype-enabled BREW-based WCDMA phone.

Qualcomm Government Technologies continues to contribute to public safety and national security by leveraging the power of advanced wireless technologies for a broad range of government agencies. Among the notable accomplishments this year was the deployment of a unique new 3G EV-DO network service to 17 jurisdictions in the National Capitol Region surrounding Washington, D.C.

Wireless technology continues to transform today's workplace, and Qualcomm Enterprise Services achieved a number of milestones this year, including the introduction of a 3G-enabled telematics solution to the construction industry in Europe and the acquisition and integration of an industry-leading machine-to-machine communications services company.

We are a partner of choice

The convergence of the wireless and Internet industries is creating new partnerships, evolving business models and driving innovation. As part of our efforts to enhance the mobile experience, we continue to make acquisitions and seek out new partners.

Our subsidiary, Qualcomm MEMS Technologies, launched its first mirasol™ display product this year in partnership with Audiovox, a Bluetooth headset that extends battery life while delivering superior visibility, even in low-light environments.

Continually working to drive increased consumer adoption of new mobile data services, in November 2007, we acquired Firethorn Holdings, LLC, an industry-leading mobile banking enabler which is working with top wireless operators and financial industry partners to turn the wireless phone into a digital wallet.

We announced our participation with Google in the Open Handset Alliance, an alliance of technology and mobile industry leaders whose mission is to help build the leading open-source application platform for 3G networks. The proliferation of open-source-based handsets can provide an exciting new opportunity to create compelling services and devices. As a result, we are committing R&D resources to enable the Android platform and to optimize its functionality on our chipsets.

Shifting the industry dynamic

Our strategy is to expand the industry by enabling as many manufacturers as possible to enter the wireless marketplace. Qualcomm exemplifies the shift of the intellectual property rights business model away from the traditional focus on technology protection to a more inclusive approach to technology licensing and proliferation. The Qualcomm Technology Licensing business funds R&D, creating wireless innovations that we have transferred to more than 140 licensees.

Motivated by their own commercial considerations, some of our competitors have called our licensing policy into question, misrepresenting our business to advance their own agendas. We welcome the opportunity to clarify, defend and promote the business model that has fostered competition and increased the pace of delivering innovative new capabilities into the hands of consumers.

We believe that the entire industry, including our company and our competitors, will benefit through open, rather than restricted, licensing of our patented technology.

Well positioned for future growth

We achieved record revenues, net income and operating cash flow in fiscal 2007 and returned a record $2.3 billion of capital to our stockholders through our cash dividend and stock repurchase program. These achievements provide market validation for the innovative products and solutions made possible by Qualcomm.

Thanks to the energy and creativity of our outstanding global work force, we are well positioned for industry leadership. We will continue to lead the convergence of mobile communications, computing and consumer electronics with investments in innovative technologies that contribute to the success of our industry partners and benefit wireless users throughout the world.



Dr. Paul E. Jacobs, Chief Executive Officer



Steven R. Altman, President

Strong execution, record results in fiscal 2007.

REVENUES AND GROSS MARGINS(1)(2)*

($ in billions)


71
71
2004-2007

$7.53 2006
$5.67 2005
$4.88 2004

% - Gross Margin

RESEARCH AND DEVELOPMENT*

($ in billions)


20
18
15
2004-2007

$1.54 2006
$1.01 2005
$0.72 2004

% - Percentage of Revenues

DILUTED EARNINGS PER SHARE (GAAP)(2)(3)*


2004-2007

$1.44 200
$1.26 200
$1.03 200

PRO FORMA DILUTED EARNINGS PER SHARE(2)(3)(4)**


2004-2007

$1.64 2006
$1.16 2005
$1.07 2004

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

($ in billions)


2004-2007

$9.95 2006
$8.68 2005
$7.64 2004

FREE CASH FLOW(4)(5)(6)**

($ in billions)


2004-2007

$2.57 200
$2.11 200
$2.14 200

*Fiscal 2006 and 2007 results presented reflect the impact of share-based compensation related to our adoption of FAS 123R.

**See reconciliation to GAAP amounts on page 21.

See notes (1)(2)(3)(4)(5)(6) on page 22.

An exemplary organization.

Select honors and distinctions

Qualcomm is among the members of the S&P 500 Index, FORTUNE 500 and NASDAQ 100; and is a winner of the U.S. Department of Labor's "Secretary of Labor's Opportunity Award."

FORTUNE

"100 Best Companies to Work For in America" for nine years in a row

"America's Most Admired Companies"

FORBES

"400 Best Big Companies in America"

FINANCIAL TIMES

"Financial Times Global 500"

For a more detailed listing, visit our Web site at www.qualcomm.com/about/awards.html

$7.2 billion in capital returned to stockholders.*

SHARE REPURCHASE PROGRAM
$ in billions)


2005-2007

1.5 2006
.0 2005

QUARTERLY CASH DIVIDEND PER COMMON SHARE
(Based on date payable)


$0.07
$0.07
$0.09
$0.09
$0.09
MAR
JUNE
SEPT
2004
JAN
MAR
JUNE
SEPT
2005
JAN
MAR
JUNE
SEPT
2006
JAN
MAR
JUNE
2007

nulative: Fiscal 2003 to November 7, 2008.

The technologies we're building will enable the convergence between consumer electronics, computing, the Internet and wireless communications.



Inventing the future.

Born of inspired thinking, we are proud to be an engine for new ideas that is driving the future of wireless. We are innovators of CDMA wireless technology, the foundation for today's 3G-based technology, which has opened the market for wireless high-speed data applications worldwide. Building on that success, we developed a technology roadmap for bringing faster and more efficient services to life.

Our EV-DO technology extends the value of CDMA2000 for many years to come and our HSDPA/HSUPA technology takes WCDMA to the next level. In the future, the Ultra Mobile Broadband™ (UMB™) and Long-Term Evolution (LTE) technologies we are developing today have the potential to revolutionize our industry.

Important innovations.

We are a world leader in wireless innovation
At its core, Qualcomm is a technology developer and enabler. Our company invents and develops new technology through investing in R&D and strategic acquisitions. Qualcomm continues to develop an industry-leading patent portfolio that enables the evolution of newer and better products and solutions for consumers, enterprises and governments.

We commercialize our technological innovations by incorporating them into highly integrated chipsets. In combination with advanced system software, these chipsets are essential components for manufacturers of wireless infrastructure equipment and mobile devices.

With more than one billion cumulative Mobile Station Modems™ (MSMs™) chipset solutions shipped to date, Qualcomm CDMA Technologies has achieved worldwide leadership, delivering solutions for a broad array of addressable markets and providing our manufacturing customers and network operator partners with a solid technology roadmap for the future.

▷ *Learn more at www.cdmatech.com*

From our inception, Qualcomm has sought to stimulate industry growth through competition by licensing broadly and promoting innovation throughout our industry. We have fostered competition by offering to provide the rights to use our patented technology to interested companies—including our competitors—which has helped grow the wireless industry.

▷ *Learn more at www.qualcomm.com/technology/licensing*

1 billion

cumulative MSMs shipped. Continued record shipments over nine consecutive quarters.



We're making wireless pervasive, connecting people to new possibilities and enabling new ways to communicate.


computing
wireless communications
consumer electronics

Immense opportunities.

Our industry is growing and evolving
Worldwide uptake for high-speed wireless services continues to grow rapidly. Qualcomm is working on many fronts to support our industry partners in the effort to upgrade existing networks, deploy new ones and ensure a steady supply of advanced devices, applications and services that fuel market momentum.

Analysts estimate that more than 2.5 billion people will be using mobile data services by 2011 and the revenue produced from these services will account for 23% of total service revenue worldwide.* We believe the growing availability of 3G-enabled devices will accelerate the demand for many wireless data services on a global basis and thus lead to an increased replacement rate of 3G mobile devices. Affordable wireless broadband data connectivity is important to the consumer and enterprise, and its demand will continue to drive the evolution of wireless standards.

*Source: Yankee Group, October 2007.

Analysts estimate that more than **2.5 billion** people will be using mobile data services by 2011 and the revenue produced from these services will account for **23%** of total service revenue worldwide.


23%



Analysts predict that by the year 2011, more than 57% of all wireless handsets shipped will be enabled by 3G.*

* Source: Average of Strategy Analytics, July 2007; ABI Research, Q1 2007

"We believe Qualcomm's intellectual property (IP) position continues to strengthen: In the last 10 years, Qualcomm's IP portfolio has grown extensively to over 6,500 patents. In 2007, Qualcomm also indicated that it had significant patent positions in OFDMA-based systems. We believe that Qualcomm charging the same royalty rates for their ever-increasing IP portfolio is of great value to their licensees. We believe that aggregation of royalties to fund further IP and merchant chips is in the best interest of the wireless handset industry."

– Jefferies & Company, Inc., November 15, 2007

"With increased R&D expenses in FY08, we believe these investments will result in strong longer-term growth, as Qualcomm builds on its industry leadership position and extends its solutions to new end markets."

– Piper Jaffray, November 15, 2007

"We remain encouraged by healthy business fundamentals at Qualcomm, supported by strong 3G growth. Following solid reports from several wireless handset and component vendors, we believe the overall market remains healthy in both emerging markets and 3G."

– Lehman Brothers, November 15, 2007



Impressive progress.

Improving technology for the future
The comprehensive technology roadmap developed by Qualcomm CDMA Technologies is enabling the continuing evolution of today's WCDMA and CDMA2000 networks. We believe that the future lies in integrating multiple airlinks, including those based on emerging complementary technologies such as OFDMA, and maximizing them for the proper application.

One key to our success is our commitment to providing our customers with comprehensive and highly integrated solutions. Our innovative Qualcomm Single-Chip Solutions integrate a radio transceiver, baseband modem, power management device and multimedia engines into a single chip that lowers handset development costs, lowers power requirements and dramatically reduces the number of components needed.

The new Snapdragon chipset platform features unprecedented integration, extremely fast data speeds and minimal power consumption. We are looking to Snapdragon to revolutionize coming generations of wireless computing devices.

Qualcomm Internet Services is committed to delivering complete solutions that make life easier for our customers. One key example is the growing array of Signature Solutions that enable our partners to save time and money in the development and delivery of new content services to mobile wireless consumers. Examples include BREW Gaming™ and most recently the BrandXtend Signature Solution. Qualcomm Internet Services has also developed the QChat® push-to-talk solution that equips users with an easy to use, virtually instantaneous communications functionality. QChat technology will provide an entirely new realm of efficiency to enterprises facing time-critical situations, including medical and emergency response personnel.

▶ *Learn more about BREW at www.qualcomm.com/brew*

Revolutionizing future generations of wireless computing devices.



Transforming life and work

Another key to the success of the Qualcomm business model is our commitment to building a powerful services organization that helps our customers achieve their business goals by putting life-transforming technologies into the hands of consumers, professionals and government agencies.

Qualcomm Government Technologies is transforming life for emergency responders by providing them with highly advanced situational awareness capabilities. The business recently upgraded its deployable base station offering to take advantage of today's high-speed networks and helped implement the first wireless broadband 700MHz network in the United States dedicated to public safety workers.

▷ *Learn more about Qualcomm Government Technologies at www.qualcomm.com/qgov*

The MediaFLO system we developed is transforming the mobile TV experience and enabling content providers to extend their brands through a new mobile medium. With MediaFLO technology, wireless and pay-TV operators can now deliver streaming television, entertainment and information services to mobile devices. Now commercially available in the United States from MediaFLO USA, this breakthrough technology is undergoing trials in Europe and Asia.

▷ *Learn more about MediaFLO technologies at www.qualcomm.com/mediaflo. Learn more about MediaFLO USA at www.mediaflousa.com*

Qualcomm Enterprise Services (formerly known as Qualcomm Wireless Business Solutions) is continuing to make our company a value-added service provider to public and private organizations around the world that are leveraging wireless into their daily business operations. Ambitious new developments are resulting in service platforms for enterprises to better serve their customers, providing the highest quality and visibility.

▷ *Learn more about Qualcomm Enterprise Services at www.qualcomm.com/qes*





Immeasurable impact.

We believe that wireless technology changes people's lives for the better. In the pages that follow, we highlight some examples of creative wireless programs and services that are making a real difference in the world. From first-time phone calls to extraordinary new broadband capabilities, wireless mobility is bringing people together in exciting new ways and transforming modern life.

Qualcomm engineers are proud to bring the benefits of advanced wireless technology to people around the world.

Fishermen in India's tsunami-affected Tamil Nadu region are putting advanced wireless technology to work, thanks to a collaboration that includes industry giant Tata Teleservices and the nonprofit M.S. Swaminathan Research Foundation. Using a BREW application called "Fisher Friend," fishermen can now quickly access crucial information regarding weather conditions, approved fishing locations and market prices—all in their local language. Using low-cost phones that run on Tata's high-speed 3G network, the easy-to-use application provides fishermen with a much-needed tool that enhances their safety and livelihood.

This project is part of Qualcomm's Wireless Reach™ initiative, a program aimed at empowering underserved communities worldwide via advanced wireless connectivity.

Learn more about Qualcomm's Wireless Reach initiative at: www.qualcomm.com/wirelessreach



Befriending fishermen in rural India


T CROSS

Strengthening the police in North Carolina.

Upgrading to 3G has transformed the workplace for police in Raleigh, North Carolina. More than 700 wireless-enabled laptops allow officers to connect to critical data at broadband speeds. With real-time access to DMV and criminal databases, officers can pull warrants, check file photos and submit reports without having to return to base. The system saves taxpayers money and makes life easier for those who protect and serve.

Recognized by Qualcomm's 3G A-List Awards program, which honors creative 3G wireless implementations in the workplace worldwide.

Learn more about Qualcomm's 3G A-List Awards program at: www.3galist.com

Emergency services in South Korea.

The Korean National Emergency Management Agency provides national coverage of disaster management including fire, Emergency Medical Systems and rescue needs from 16 local province headquarters with 205 stations and 30,000 employees. Previously hampered by its reliance on landline phones, the agency struggled to ascertain rescue information and inform responders. Since implementing a gpsOne-enabled 3G mobile broadband system, the agency now has the ability to pinpoint the locations of callers, access a nationwide database for victim locations, obtain contact information of relatives and transmit information and video to assist responders transporting patients to hospitals.

Recognized by Qualcomm's 3G A-List Awards program, which honors creative 3G wireless implementations in the workplace worldwide.

Learn more about Qualcomm's 3G A-List Awards program at: www.3galist.com





Remote medicine in 15 countri

Headquartered in Santa Barbara, California, InTouch Health has been deploying Remote Presence Robotic System technology to physicians since 2003. Using a 3G-enabled laptop, physicians can "call up" a robotic device in another city to monitor vital signs and conduct a wireless medical patient consult. The hospital side of the system features a five-foot tall mobile robot. While there are only about 120 such systems in commercial use in hospitals today, InTouch Health anticipates the number of installations to grow significantly.

Recognized by Qualcomm's 3G A-List Awards program, which honors creative 3G wireless implementations in the workplace worldwide.

Learn more about Qualcomm's 3G A-List Awards program at: www.3galist.com



and ideas to create
collaborative [illegible]



Through our innovation, execution and partnership approach to doing business, we will continue to fuel the growth of the wireless industry, extending the value of today's technology while paving the way for future generations of wireless innovation.

Note regarding use of non-GAAP financial measures

In addition to presenting GAAP results, the Company presents financial information excluding certain items in order to provide supplemental information about the Company's operating performance.

The Company presents pro forma financial information that is used by management (i) to evaluate, assess and benchmark the Company's operating results on a consistent and comparable basis, (ii) to measure the performance and efficiency of the Company's ongoing core operating businesses, including the Qualcomm CDMA Technologies, Qualcomm Technology Licensing and Qualcomm Wireless & Internet segments, and (iii) to compare the performance and efficiency of these segments against each other and against competitors outside the Company. Management believes pro forma financial information represents a more meaningful and comparable set of financial performance measures for the Company and its business segments by eliminating the episodic impact of strategic investments in QSI and items such as acquired in-process R&D and tax adjustments, as well as the inherent, non-operational volatility of share-based compensation. As a result, management compensation decisions and the review of executive compensation by the Compensation Committee of the Board of Directors focus primarily on pro forma financial measures applicable to the Company and its business segments.

The QSI segment is excluded from pro forma results because the Company expects to exit its strategic investments at various times and the effects of fluctuations in the value of such investments are viewed by management as unrelated to the Company's operational performance. Certain tax adjustments related to prior years are excluded for fiscal 2005, 2006 and 2007 in order to provide a clearer understanding of the Company's ongoing tax rate and after-tax earnings. Estimated share-based compensation, other than amounts relating to share-based awards granted under the executive bonus program, is excluded because management views the valuation of options and other share-based compensation as theoretical and unrelated to the Company's operational performance. Further, share-based compensation is affected by factors that are subject to change, including the Company's stock price, stock market volatility, expected option life, risk-free interest rates and expected dividend payouts in future years. Moreover, it is generally not an expense that requires or will require cash payment by the Company. Acquired in-process R&D expense in fiscal 2006 and 2007 is excluded because such expense is viewed by management as unrelated to the operating activities of the Company's ongoing core businesses.

In the fourth quarter of fiscal 2004, the Company began recording royalty revenue based solely on royalty reports received from licensees for royalty bearing sales of equipment in the prior quarter. Therefore, results prior to this change have been adjusted as though this new method of recording royalties had been in effect for all periods to provide a comparable presentation. The Company presents pro forma financial results as though the new method of recording royalties had been in effect for fiscal 2004 to facilitate evaluation by management, investors and analysts of the results for those years on a comparable basis to the Company's current results, current guidance and future periods. The Company believes that this presentation is useful in evaluating its performance on a consistent and comparable basis.

The Company presents free cash flow, defined as net cash provided by operating activities less capital expenditures, to facilitate an understanding of the amount of cash flow generated that is available to grow its business and to create long-term shareholder value. The Company believes that this presentation is useful in evaluating its operating performance and financial strength. In addition, management uses this measure to evaluate the Company's performance, to value the Company and to compare its operating performance with other companies in the industry.

The non-GAAP pro forma financial information presented herein should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. In addition, "pro forma" is not a term defined by GAAP, and, as a result, the Company's measure of pro forma results might be different than similarly titled measures used by other companies.

Reconciliation of non-GAAP financial measures

RECONCILIATION OF PRO FORMA AND GAAP NET INCOME AND DILUTED EARNINGS PER SHARE

(In millions, except per share data)	**2007**	2006	2005	2004[1]
Total GAAP net income	$3,303	$2,470	$2,143	$1,720
Less: QSI net (loss) income	(137)	(32)	102	12
Less: Other pro forma adjustments, net of tax[2]	34	(302)	71	(92)
Pro forma net income	$3,406	$2,804	$1,970	$1,800
Total GAAP diluted earnings per share	$ 1.95	$ 1.44	$ 1.26	$ 1.03
Less: QSI diluted (loss) earnings per share	(0.08)	(0.02)	0.06	0.01
Less: Other pro forma adjustments, net of tax per share[2]	0.02	(0.18)	0.04	(0.06)
Pro forma diluted earnings per share	$ 2.01	$ 1.64	$ 1.16	$ 1.07
Shares used in per share calculations:[3]				
Diluted shares	1,693	1,711	1,694	1,675

[1] Prior to the fourth quarter of fiscal 2004, the Company recorded royalty revenues from certain licensees based on estimates of royalties during the period they were earned. Starting in the fourth quarter of fiscal 2004, the Company began recognizing royalty revenues solely based on royalties reported by licensees during the quarter. The change in the timing of recognizing royalty revenue was made prospectively, and consequently, GAAP results for fiscal 2004 reflect only partial economic performance of the Company's licensing business as royalty revenue that would have been recognized in the fourth quarter of fiscal 2004 was recognized in the first quarter of fiscal 2005.

[2] Other pro forma adjustments, net of tax are comprised of:

	2007	2006	2005	2004
Estimated share-based compensation	$ (487)	$ (495)	$ —	$ —
Acquired in-process research and development	(10)	(22)	—	—
Adjustment to reflect the new method of recognizing royalty revenue[1]	—	—	—	(151)
Total pro forma adjustments before taxes	$ (497)	$ (517)	$ —	$ (151)
Tax adjustments related to prior years	364	40	71	—
Income tax benefit related to pro forma adjustments before taxes	167	175	—	59
Total pro forma adjustments, net of tax	$ 34	$ (302)	$ 71	$ (92)
Net other pro forma adjustments on a diluted per share basis	$ 0.02	$ (0.18)	$ 0.04	$ (0.06)

[3] The Company effected a two-for-one stock split in August 2004. All references to number of shares and per share amounts have been restated to reflect this stock split.

RECONCILIATION OF FREE CASH FLOW TO NET CASH PROVIDED BY OPERATING ACTIVITIES

(In millions)	**2007**	2006	2005	2004*
Net cash provided by operating activities (GAAP)	$3,811	$3,253	$2,686	$2,469
Less: Capital expenditures (GAAP)	(818)	(685)	(576)	(333)
Free cash flow	$2,993	$2,568	$2,110	$2,136

*Cash flow for fiscal 2004 has been revised to combine cash flow from continuing operations with cash flow from discontinued operations, which resulted from the sale of the Company's former subsidiaries, the Vésper Operating Companies and the Vésper Towers, and the return of personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil.

Financial highlights notes continued from page 3

[1] During fiscal 2004, the Company sold its consolidated subsidiaries, the Vésper Operating Companies and the Vésper Towers, and returned personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil. The results of operations, including gains and losses realized on the sales transactions and the licenses, are presented as discontinued operations. As such, revenues and gross margin results presented do not include the results from these discontinued operations.

[2] Prior to the fourth quarter of fiscal 2004, the Company recorded royalty revenues from certain licensees based on estimates of royalties during the period they were earned. Starting in the fourth quarter of fiscal 2004, the Company began recognizing royalty revenues solely based on royalties reported by licensees during the quarter. The change in the timing of recognizing royalty revenue was made prospectively, and consequently, GAAP results for fiscal 2004 reflect only partial economic performance of the Company's licensing business as royalty revenue that would have been recognized in the fourth quarter of fiscal 2004 was recognized in the first quarter of fiscal 2005.

[3] The Company effected a two-for-one stock split in August 2004. All references to per share amounts have been restated to reflect the stock split.

[4] See "Note regarding use of non-GAAP financial measures" on page 20 and "Reconciliation of non-GAAP financial measures" on page 21.

[5] Free Cash Flow is calculated as net cash provided by operating activities less capital expenditures, both of which are presented in the GAAP statement of cash flows.

[6] Free Cash Flow for fiscal 2004 has been revised to combine cash flows from continuing operations with cash flows from discontinued operations, which resulted from the sale of the Company's former subsidiaries, the Vésper Operating Companies and the Vésper Towers, and the return of personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil.

Safe harbor statement

In addition to the historical information contained herein, this Company Overview contains forward-looking statements, including expectations of industry developments and market trends, that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks associated with: the rate of deployment of our technologies in wireless networks and of 3G wireless communications, equipment and services, including CDMA2000 1X, 1xEV-DO, WCDMA, HSPA and OFDMA both domestically and internationally; our dependence on major customers and licensees; attacks on our business model, including results of current and future litigation and arbitration proceedings as well as actions of governmental or quasi-governmental bodies, and the costs we incur in connection therewith, including potentially damaged relationships with customers and operators who may be impacted by the results of these proceedings; fluctuations in the demand for products, services or applications based on our technologies; foreign currency fluctuations; strategic loans, investments and transactions we have (the Company has) or may pursue; our dependence on third party manufacturers and suppliers; our ability to maintain and improve operational efficiencies and profitability; the development, deployment and commercial acceptance of the MediaFLO USA network and FLO technology; as well as the other risks detailed from time to time in our (the Company's) SEC reports.

This corporate overview is printed entirely on FSC-certified stock. This paper is made carbon neutral within Mohawk's production processes by offsetting thermal manufacturing emissions with VERs, and 100% of the emissions from purchased electricity with RECs from Green-e certified windpower projects.

The text portion is printed on 100% PC stock, which is made with 100% post-consumer recycled fiber. Savings derived from choosing post-consumer recycled fiber in lieu of virgin fiber to make the text paper, 73,546 pounds solid waste was not generated — the equivalent of saving 664,688 gallons of wastewater flow, or preserving 1,564.8 trees for the future.

)r. Irwin Mark Jacobs
hair: Strategic Committee
itle: Chairman of the Board, Qualcomm

Barbara T. Alexander
Member: Audit and Governance Committees
itle: Independent Consultant

Sir Donald G. Cruickshank
Member: Governance and Strategic Committees
Title: Chairman of Clinovia Group Ltd. and
ormscape Group Ltd.

Raymond V. Dittamore
Chair: Compensation Committee
Member: Audit Committee
Title: Retired Audit Partner, Ernst & Young LLP

Dr. Paul E. Jacobs
Member: Finance and Strategic Committees
Title: Chief Executive Officer, Qualcomm

Dr. Robert E. Kahn
Member: Finance and Strategic Committees
Title: Chairman, Chief Executive Officer
and President, Corporation for National
Research Initiatives

Sherry Lansing
Member: Governance Committee
Title: Founder and Chair of the Sherry
Lansing Foundation

Duane A. Nelles
Chair: Audit Committee
Member: Finance Committee
Title: Self-Employed, Personal Investment Business

Peter M. Sacerdote
Chair: Finance Committee
Member: Governance Committee
Title: Chairman of Whale Rock Capital
Management LLC

General Brent Scowcroft
Member: Compensation and Strategic Committees
Title: President, The Scowcroft Group

Marc I. Stern
Chair: Governance Committee
Member: Compensation Committee
Title: Chairman of Societe Generale's Global
Investment Management and Services

Dr. Paul E. Jacobs
Chief Executive Officer

Steven R. Altman
President

Dr. Sanjay K. Jha
Executive Vice President, Chief Operating Offic
Group President, Qualcomm CDMA Technolog

William E. Keitel
Executive Vice President and
Chief Financial Officer

Dr. Roberto Padovani
Executive Vice President and
Chief Technology Officer

Marvin Blecker
Executive Vice President and President,
Qualcomm Technology Licensing

Jeffrey A. Jacobs
Executive Vice President and President,
Qualcomm Global Development

Margaret L. "Peggy" Johnson
Executive Vice President and President, Qualco
Internet Services and MediaFLO Technologies

Len J. Lauer
Executive Vice President and Group President

Donald J. Rosenberg
Executive Vice President, General Counsel and
Corporate Secretary

Dr. Daniel L. Sullivan
Executive Vice President, Human Resources

As of November 2007.

Online annual report

We invite you to www.qualcomm.com to view our online interactive annual report. The Web-based report complements our printed report to provide a better understanding of Qualcomm Incorporated.

nvestor relations

ohn Gilbert
Vice President of Investor and
ndustry Analyst Relations

Additional copies of this report, Form 10-K, or our Proxy Statement will be provided free of charge. To obtain these documents, please contact Qualcomm's nvestor Relations Department:

Qualcomm Incorporated
nvestor Relations Department
5775 Morehouse Drive
an Diego, CA 92121
Phone: (858) 658-4813
ax: (858) 651-9303
Toll Free: (866) 658-4813

ou can also contact us by sending an email to r@qualcomm.com or by visiting the Investor Relations age on the Company's Web site at www.qualcomm.com

Transfer agent

Computershare Investor Services LLC
250 Royall Street
anton, MA 02021
Phone: (312) 588-4990
Toll Free: (800) 619-9612

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Corporate counsel

DLA Piper

Market information

The common stock of the Company is traded on the NASDAQ Stock Market under the symbol "QCOM."

Notice of annual meeting

The annual meeting of stockholders will be held at 9:30 a.m PST, Tuesday, March 11, 2008 at Copley Symphony Hall, 750 B Street, San Diego, California.

EOE statement

Qualcomm is an equal opportunity employer. Our value of global diversity and inclusion is reflected in our employees, corporate culture and activities.

QUALCOMM

Qualcomm Headquarters
5775 Morehouse Drive
an Diego, CA 92121
Phone: (858) 587-1121
ax: (858) 658-2100
www.qualcomm.com

END